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                                          FILER:        MAGNA INTERNATIONAL INC.
                                         SUBJECT COMPANY:  DONNELLY CORPORATION
                                                       SEC FILE NO.:  001-09716









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                                                        MAGNA INTERNATIONAL INC.
                                                                 337 Magna Drive
                                                         Aurora, Ontario L4G 7K1
                                                              Tel (905) 726-2462
                                                              Fax (905) 726-7164
[LOGO]

                                                            DONNELLY CORPORATION
                                                            49 West Third Street
                                                         Holland, Michigan 49423
                                                              Tel (616) 786-7000
                                                              Fax (616) 786-6034


                         JOINT PRESS RELEASE

                     MAGNA ANNOUNCES ACQUISITION OF DONNELLY


      JUNE 25, 2002, AURORA, ONTARIO, CANADA......MAGNA INTERNATIONAL INC. (TSE:
MG.A, MG.B; NYSE: MGA) and DONNELLY CORPORATION (NYSE:DON) announced today that they have entered into a definitive merger agreement pursuant to which Donnelly will become a wholly-owned subsidiary of Magna. The transaction is structured as a merger of a wholly-owned subsidiary of Magna into Donnelly in which Donnelly Class A and Class B shareholders will receive Magna Class A Subordinate Voting shares with a value of U.S. $28 per Donnelly share, provided Magna shares are trading within the range described below. The purchase price represents total consideration of approximately U.S.$320 million plus the assumption of approximately U.S.$95 million of interest-bearing debt.

      Donnelly, based in Holland, Michigan, is the second largest global supplier of exterior and interior mirrors to the automotive industry, with 2001 sales of approximately U.S.$850 million, and has been a leader in the technological evolution of mirrors through the addition of electronic features. Following closing of the transaction, Magna intends to combine its mirrors business with Donnelly, thereby creating the leading global mirrors supplier. The combined entity, which will operate under the business name of Magna Donnelly, will have annualized sales of over U.S.$1.2 billion, and will be led by Dwane Baumgardner, Donnelly's Chairman and CEO.

      Closing of the transaction, expected to be late September, is subject to receipt of antitrust and other regulatory approvals as well as approval of two-thirds of the votes cast at a shareholders meeting to be called by Donnelly to approve the transaction. Magna has entered into an agreement with certain Class A and Class B shareholders of Donnelly representing approximately 72% of the total votes eligible to be cast at the shareholders meeting, pursuant to which those shareholders have agreed to vote their shares in favour of the transaction. Salomon Smith Barney acted as financial advisor to Donnelly.

      Donnelly shareholders will receive, for each share of Donnelly stock, a fraction of a share of Magna Class A Subordinate Voting stock valued at U.S. $28, so long as the average trading price on the New York



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Stock Exchange of Magna Class A Subordinate Voting shares for the twenty trading days ending on the second day before closing is between U.S.$61 and U.S.$80 per share.

     Belinda Stronach, Magna's President and Chief Executive Officer, commented:
"The combination of our mirrors business with Donnelly is consistent with Magna's strategy of being a leader in the segments of the automotive industry in which we compete. The complementary nature of both businesses from a geographic, operating and customer perspective is expected to achieve significant synergies. Additionally, Donnelly brings significant technology capabilities applicable not only to mirrors but to a wider range of automotive electronics."

     Dwane Baumgardner, Donnelly's Chairman and CEO, added: "This transaction brings together two companies with strong customer bases, technology and product lines. Both companies also have a uniquely close cultural fit. We see tremendous growth opportunities in all product areas including electronics, mirror systems and window systems."

     Donnelly is a technology-driven, customer-focused automotive supplier that has been based in Holland, Michigan, since 1905. Through its various product lines, Donnelly serves every major automotive manufacturer in the world. The company has more than 6,000 employees in 14 countries worldwide. Donnelly has been named by the Society of Automotive Engineers as a model company in lean manufacturing practices and has been recognized by Automotive Industries magazine as one of the "Best of the Best" suppliers of lighting systems, electronic systems and interior systems. In addition, Donnelly is nationally recognized as a leader in the application of participative management principles and systems. More information on Donnelly is available on Donnelly's website at http://www.donnelly.com.

     Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, transmission, fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

     Magna has approximately 67,000 employees in 174 manufacturing operations and 43 product development and engineering centres in 19 countries. More information on Magna is available on Magna's website at http://www.magna.com.

     For further information: please contact Vincent Galifi at Magna at (905) 726-7100 or Frank O'Brien at Donnelly at (616) 786-6210.

     This press release may contain forward looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause Magna's and Donnelly's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; Magna's and Donnelly's financial performance; changes in the economic and competitive markets in which Magna and Donnelly compete; relationships with OEM customers; customer price pressures; Magna's and Donnelly's dependence on certain vehicle programs; currency exposure; energy prices; and other factors as set out in Magna's Form 40-F or Donnelly's Form 10-K for the financial year ended December 31, 2001 and subsequent SEC filings. Magna and Donnelly disclaim any intention and undertake no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.


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      INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS RELATING TO THE
TRANSACTION THAT IS TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO GET
THAT DOCUMENT FOR FREE AT THE COMMISSION'S WEBSITE, www.sec.gov, AND FROM MAGNA AND DONNELLY, WHEN IT BECOMES AVAILABLE.